FORM PX14A6G

URBAN OUTFITTERS, INC. – URBN

Filed:  April 18, 2011

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

Urban Outfitters, Inc.

2. Name of person(s) relying on exemption:

a.     Calvert VP Nasdaq 100 Index Portfolio, acting through Calvert Asset Management Company, Inc., which will be renamed Calvert Investment Management, Inc. on or about April 30, 2011.

b.     The Treasurer of the State of Connecticut as trustee for the Connecticut Retirement Plans and Trust Funds.

3. Address of person(s) relying on Exemption:

a.     4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

b.     55 Elm Street, Hartford, CT 06106

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2011 Annual Meeting.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to the Urban Outfitters, Inc.
Opposition Statement Regarding Board Diversity

(p. 16 of Urban Outfitters’ Proxy)

Proposal # 4. Shareholder Proposal

This proposal has been filed by Calvert Asset Management Company, Inc. and the Treasurer of the State of Connecticut as Trustee for the Connecticut Retirement Plans and Trust Funds. These investors share a common concern about the lack of gender and racial diversity on the Board of Directors of Urban Outfitters.  The proponents view diversity as a strategic business and investment imperative. We believe in an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to a company's success.  Further, we recognize diversity as an essential measure of sound governance and a critical attribute to a well-functioning board.

Urban Outfitters’ opposition statement and primary arguments against this proposal are that:

•        Urban Outfitters acknowledges the benefits of achieving broad diversity but believes its existing processes are designed to identify the best possible nominees and the company would be unduly restricted by the imposition of gender and minority requirements on the nominating process.

•        Urban Outfitters’ employment policies and practices are guided by the fundamental principle that decisions are made on the basis of whether the individual’s personal capabilities and qualifications fit the Company’s needs and meet the requirements of the position.

Our Rebuttal and Rationale for a YES vote follows:

This proposal seeks to expand current director selection criteria to include, among other considerations, diversity.   While we appreciate that the Board agrees with the merits of achieving diversity throughout the company, we do not believe the company’s current director selection process sufficiently prioritizes diversity.  We feel our Board is not capitalizing on the competitive advantages that a comprehensive approach to diversity can bring to bear and that this is reflected in the fact that our Board of Directors has no racial or gender diversity.  The company’s policy of non-discrimination does not proactively address the lack of diversity among the Board of Directors.  Urban Outfitters is a clear laggard within its peer group where approximately 90 percent of their S&P 500 peers have at least one woman on their boards of directors.

1.      Our current Board is NOT representative of its shareholders, consumers, or employees.

The Board claims it agrees with the “merits of achieving diversity” however the Board gives no indication how it plans to move from a board that has NO women and NO minorities to a board that is more reflective of its shareholders, consumers, and employees. The primary clientele for our company is women. In fact, two major brands of Urban Outfitters- Anthropologie and Free People, target their merchandise ONLY to women. For our Board to properly respond to changing consumer needs, Urban Outfitters must take steps to address the lack of diversity on its board.

We remain unconvinced that the company has truly recognized the value that diversity brings to bear on a range of issues.  In our view, companies combining competitive financial performance with fair and equitable working environments will recognize gains in both the workplace and marketplace and be better positioned to generate long-term value for their shareholders.

2.      The Urban Outfitters Board recommends a vote AGAINST by claiming the proposal is restrictive:

The proposal recommends that the company expand director searches to include nominees from both corporate positions beyond the executive suite and include non-traditional environments such as government, academia, and non-profit organizations.  In this regard, we are encouraging the company to develop its current search process to ensure women and minorities are included among the pool of candidates considered.  We are not recommending that the Board limit its nominations for director seats to women and minority candidates but rather that the Board evaluate and assess applications for such positions from diverse candidates.  Rather than restricting the Board, our recommendations would enhance the board’s current selection process and require the board to review and evaluate a wider range of candidates.

Shareholders are urged to vote FOR Proposal #4 following the instruction provided on the company’s proxy mailing.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT ASSET MANAGEMENT COMPANY, INC. (CAMCO), ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED CAMCO AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND) OR THE CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS (CRPTF).  PLEASE DO NOT SEND YOUR PROXY TO CAMCO, ANY CALVERT FUND OR CRPTF.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY CAMCO, CERTAIN CALVERT FUNDS AND/OR CRPTF.

For questions regarding Urban Outfitters Proposal #4 on Board Diversity, please contact Aditi Mohapatra, Calvert Investments, 301.961.4715, aditi.mohapatra@calvert.com